Charlene Grant
Assistant Vice President & Counsel
Phone: 949-219-7286
Fax: 949-219-3706
charlene.grant@PacificLife.com
December 11, 2012
Deborah D. Skeens
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506
RE:	Pacific Select Exec Separate Account of Pacific Life Insurance Company
Post-Effective Amendment 17 on Form N-6 (M’s Versatile Product), File Nos. 811-05563 and 333-152224 and Post-Effective Amendment 16 on Form N-6 (Pacific Select VUL), File Nos. 811-05563 and 333-150092
Dear Ms. Skeens:
On behalf of Pacific Life Insurance Company (“Pacific Life”), and Pacific Select Exec Separate Account of Pacific Life (811-05563), (“Registrant”), set forth below are responses to Staff comments dated November 15, 2012, in connection with the above referenced Post-Effective Amendments on Form N-6, filed with the SEC on October 19, 2012. The changes made in connection with this response will be reflected in Post-Effective Amendments to the above referenced Registration Statements. Please note that unless otherwise indicated, the comments and responses thereto apply to both Post-Effective Amendments.
Staff Comments
1.	Please discuss supplementally whether the Indexed Fixed Account qualifies for an exemption from registration under the Federal Securities laws by virtue of section 989J of the Dodd-Frank Act. In addition please update the box on page 65 to reflect the current state of the law including the effects of section 989J of the Dodd Frank Act.
Response: The Indexed Fixed Account qualifies for an exemption from registration under the Federal Securities laws by virtue of Section 989J of the Dodd-Frank Act because (a) the Indexed Fixed Account is a Pacific Life General Account investment option whose value does not vary according to the performance of a separate account; and (b) the products in which the Indexed Fixed Account is offered satisfy standard non-forfeiture laws.

Additionally, we have updated the box on p. 65 by revising the second paragraph as follows: “Pacific Life believes that the Indexed Fixed Account qualifies for an exemption from registration under the federal securities laws because, as a Pacific Life General Account investment option, its value does not vary according to the performance of a separate account. Accordingly, the Company has a reasonable basis for concluding that the Indexed Fixed Account provides sufficient guarantees of principal and interest through the Company’s General Account to qualify under Section 3(a)(8). In addition, the variable life insurance policy which offers the Indexed Fixed Account satisfies standard non-forfeiture laws.”
2.	Please confirm that all capitalized terms that appear in the MVP 10 prospectus and SAI are defined in the glossary or elsewhere. It appears that some capitalized terms including Code, for “Tax Code” pp. 28-30 of the prospectus, COI Rate p. 37 of the prospectus and p. 7 of the SAI and the term “Minimum Premium Date” on p. 39 of the prospectus are not defined. In addition please confirm that all terms defined in the glossary and elsewhere are consistently capitalized throughout the prospectus and SAI.
Response: We have added a definition for “Code” to the Glossary. We have reviewed the entire prospectus and SAI and confirm that all capitalized terms that appear in either document are defined in the glossary or elsewhere in the applicable document and that all terms defined in the glossary and elsewhere are consistently capitalized throughout the prospectus and SAI. We further confirm that the terms referenced in this comment have been defined.
3.	As early as possible in the prospectus please provide more clear disclosure regarding the differences between Policies issued with or without LTP including the following:
a.	An explanation of what LTP is, i.e., a Rider or an alternative form of contract; also please explain what the letters LTP stand for
b.	A clearer description of the purpose LTP serves
c.	A more detailed discussion of any benefits provided by LTP
d.	An explanation of which contract owners may choose a Policy issued with LTP; for example who is eligible; if LTP is an optional Rider explain whether LTP may be elected after contract issue
e.	An explanation of investment restrictions that apply with LTP, if any
f.	A clearer description of the charges attached to Policies issued with LTP.
Response: In response to all issues raised in Sections a. through f. above, we have made the following revisions to the prospectus.
The Cover Page is revised as follows:
•	the title is “M’S VERSATILE PRODUCT VUL 10/M’s VERSATILE PRODUCT 10 LTP”;
•	the first paragraph on the cover page has been revised to read: “M’s Versatile Product VUL 10 (MVP 10) (No. P12MVP) and M’s Versatile Product VUL 10 LTP (“MVP 10 LTP”) (No. P12MVL) are flexible premium variable life insurance policies... Policy charges will differ depending upon which version of the product you select. MVP 10 has no surrender charge; MVP 10 LTP has a surrender charge. For this reason, MVP 10 may provide higher Cash Values in early Policy Years, while MVP 10 LTP may provide better long-term Cash Values. Ask your insurance producer for information on whether MVP 10 or MVP 10 LTP is better suited to your life insurance needs.”
POLICY BASICS is revised as follows:

MVP 10 and MVP 10 LTP are flexible premium variable life insurance policies that insure the life of one person and pay Death Benefit Proceeds after that person has died.
When you buy an MVP 10 or MVP 10 LTP life insurance Policy, you are entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your Policy, applications to change or reinstate the Policy, any amendments, Riders or endorsements to your Policy, and Policy Specifications.
Working with your insurance producer and depending on whether your primary focus is on early Cash Values or longer term performance, at the time you purchase your Policy, you decide whether to select MVP 10 or MVP 10 LTP. Once your Policy has been issued as either MVP 10 or MVP 10 LTP, you may not change your selection. For MVP 10, the insured under the policy must be Age 90 or younger at the time you apply for your Policy and for MVP 10 LTP, the insured must be Age 79 or younger at the time of application.
You may allocate your MVP 10 or MVP 10 LTP Policy’s Accumulated Value among the Variable Investment Options, the Fixed Options or the Indexed Fixed Account as described in YOUR INVESTMENT OPTIONS.
MVP 10 and MVP 10 LTP have Policy charges that are deducted from your Policy’s Accumulated Value. MVP 10 LTP has a surrender charge which is deducted in the first 10 Policy Years if you choose to surrender your Policy during that time period. These charges are more fully described in Policy Charges under YOUR POLICY’S ACCUMULATED VALUE, in the FEE TABLES and in your Policy Specifications.
In addition, we have globally searched the prospectus and replaced any instances of “MVP 10 with LTP” or “MVP 10 issued with LTP” with “MVP 10 LTP.” We believe this further clarifies that the two are different products issued under different contracts.
Please note that we have not added disclosure describing what LTP “stands for” as requested in Section a. Although the letters are an acronym for “long term performance,” in the context of the MVP 10 LTP contract, they are not defined anywhere. They are merely used to differentiate one contract from the other in terms of each contract’s focus on either potentially higher early cash values, as in the case of MVP 10, or potentially higher Cash Values in the long term, as it relates to MVP 10 LTP. We respectfully believe that the changes we have incorporated, as described herein, are sufficient to differentiate the two products.
4.	Minimum Premium Requirement
a.	Explain more clearly the purpose of the minimum premium requirement and how it is calculated. For example, if accurate, please clarify that the first paragraph in this section refers to calculation of this requirement. In addition, please include an example illustrating how this requirement is calculated.
Response: We have added the following disclosure at the beginning of the revised Minimum Premium Requirement section, described in b. below: “The Minimum Premium is the annual premium required in the first 10 Policy Years in order to qualify for the lower Preferred Coverage Charges, as shown in your Policy Specifications.”
b.	It is unclear how the minimum premium requirement and the minimum premium differ. For example, on p. 55, the prospectus states that the minimum premium is used to calculate the minimum premium credit but on p. 56, in the example the minimum premium requirement is used to calculate that credit. While the example on p. 56 is called the “Minimum Premium example” it appears to explain how the minimum premium credit rather than premium is calculated so please clarify.

Response: We have revised the section titled Minimum Premium Requirement. First, we have re-ordered the paragraphs so that the new order begins with the three paragraphs under “Minimum Premium,” followed by the three paragraphs that were previously under Minimum Premium Requirement and ending with Minimum Premium Credit. We believe this adds clarity to the disclosure. In addition, we have capitalized “Minimum Premium” wherever it appears in the disclosure and, in keeping with our response to your Comment #2, we have replaced all instances of “Policies issued with LTP” and replaced them with MVP 10 LTP. We have also revised the title of the example calculation on p. 56 as follows: “A Minimum Premium Credit example for MVP 10 LTP.”
5.	Risks of Your Policy
a.	In the Premium Payments subsection, the Company reserves the right to remove or return all or part of a premium payment. Please provide a more detailed explanation of the circumstances under which this right may be exercised.
Response: We have added the following at the end of the section: “...for example, if the amount of premium you paid would result in your Policy no longer qualifying as life insurance or becoming a Modified Endowment Contract under the Tax Code.”
b.	In Risks that We May Eliminate or Substitute the Index, the term “supplement” is used and should be replaced with the term “prospectus.”
Response: We have deleted the term “supplement” and replaced it with the term “prospectus.”
6.	Fee Tables - Table 2
a.	The formatting of the table makes it unclear whether certain charges are intended to be grouped together. For example charges for ART Rider pp. 9-10 PS VUL appear to be divided by page breaks but no heading on next page. Please clarify.
Response: We have reviewed the table and reformatted it where necessary to ensure clarity.
b.	For clarity, please consider including current charges for fees where such charges are currently not disclosed, for example, loan interest charge and Indexed Account charge.
Response: We have completed the table as requested. Where the current and guaranteed charges are the same, we have used the same number in each column to avoid confusion.
c.	Table 1 - MVP 10 only

Maximum Premium Load

Please review the charge for the maximum premium load to confirm that it is consistent with the disclosure on p. 50 of the prospectus. The charge in Table 1 is expressed as a percentage of the first 3 premium load targets, but at p. 50 the same charge is expressed as either as “threshold” or “premium threshold.”

Response: We have revised the Table to express the charge as a percentage of the “Premium Load Threshold” to conform to the disclosure on p. 50 of the prospectus, as well as to conform to the contract terminology.
d.	Table 2 - Coverage Charge
1. The coverage charge disclosure does not appear to be consistent with the same disclosure on pp. 54-55 of the prospectus. Table 2 refers to coverage layers, on pp. 54-55 the same charges are described as Basic Life Coverage for non LTP policies or basic preferred coverage for LTP policies. Please review and revise the disclosure in the table to conform to the disclosure on pp. 54-55 or the other way around, whichever is consistent.
Response: To eliminate any confusion arising from inconsistencies in terminology, we have used the term “Basic Life Coverage Layer” throughout.
2. In addition please define the term Basic Preferred Coverage. If included in the glossary please provide a cross reference to such definition in the fee table and on pp. 54-55.
Response: Since we have eliminated the term “Basic Preferred Coverage,” no definition is necessary.
e.	ART Rider pg. 10

While Table 2 refers to coverage layers the prospectus states on p. 34 that the ART Rider coverage charge for Policies issued with LTP will be both preferred and non-preferred. Please revise the Fee Table disclosure relating to the ART Rider coverage charge to conform to the disclosure on p. 34 and to the extent necessary to the disclosure regarding the coverage charges on pp. 54-55.
Response: We have revised the disclosure in Table 2 of the Fee Table to conform to the referenced disclosure on p. 34.
f.	PS VUL p. 10 -ART Rider Coverage Charge

The minimum and maximum guaranteed coverage charge for the ART Rider is based on the “Net Amount At Risk” while the same charge for a representative insured in the same Fee Table is based on coverage layers. Please review these charges for accuracy and consistency. If accurate please consider expressing the representative fee in the same manner as the minimum and maximum fees.
Response: We have replaced “Net Amount at Risk” with “Rider Coverage Layer”
g.	Table 2 - Downside Protection Rider/Premier Living Benefits Rider/Terminal Illness Rider - Please provide minimum and maximum guaranteed charges and charges for a representative insured for PLR & TIR. Additionally, please provide a charge for a representative insured for DPR.
Response: There are no minimum/maximum charges for the Premier Living Benefits Rider and the Terminal Illness Rider. Rather, there is an additional decrease in Policy and Rider values at the time the Riders are exercised. Accordingly we have added disclosure to that effect under AMOUNT DEDUCTED, with a cross-reference to the prospectus page in which this is described. In addition, we have added a charge for a representative insured for the Downside Protection Rider.

h.	Footnote 10 of the Fee Tables uses terms that are not defined in the glossary and not defined in the prospectus until p. 38. Please include a cross reference to the discussion of the terms “additional premium load” in the Optional Riders section of the prospectus on p. 38.
Response: Footnote 10 was included in error. It has been deleted and the following footnotes have been renumbered appropriately.
i.	Varying Increase Rider - the prospectus states that there is no Rider charge on a current or guaranteed basis. Please consider clarifying in the fee tables that no minimum or maximum guaranteed charge applies to this Rider and no Rider charge is currently assessed for it.
Response: We have added disclosure to the fee table indicating that there are no current or guaranteed charges applicable to the Varying Increase Rider.
7.	POLICY BENEFITS - Scheduled Increases in Face Amount, p. 28. In the third paragraph of this section please bold the disclosure beginning “The Coverage Charge for each Scheduled Increase in Basic Life Coverage that has gone into effect does not decrease...”
Response: We have bolded the disclosure as requested.
8.	Optional Riders and Benefits - p. 32. For clarity please specify which optional riders are subject to investment allocation restrictions requirements.
Response: We have added disclosure specifying which Optional Riders are subject to investment allocation restrictions. We have also clarified the disclosure in Investment Allocation Requirement by adding “the Allowable Investment Options” to the title of that section and capitalizing the initial letters of “Allowable Investment Options” wherever the term appears in the prospectus.
9.	Annual Renewable Term Rider - p. 34 - The third paragraph of this section refers to the term “minimum premium requirement.” For clarity please provide a cross-reference to discussion on page 55. The same issue is presented on p. 39. Please include a similar cross-reference in the first paragraph on p. 39.
Response: We have added the requested cross-reference relating to “minimum premium requirement.” However, all information pertaining to DPR’ minimum premium requirements is contained in the section specific to the Downside Protection Rider and does not pertain to the minimum premium requirement applicable to the Annual Renewable Term Rider.
10.	Scheduled Increase Rider - p. 34. In the first paragraph of this section please add the word “Amount” (capitalized) after “ART Face.” In addition please clarify whether the Annual Renewable Term Rider must be selected in order to purchase this Rider.
Response: We have added “Amount” after ART Face as requested. We have also added the following bullet: “You are not required to select the ART Rider in order to purchase the SIR Rider.
11.	Varying Increase Rider - p. 37
a.	Please provide a clear explanation of the purpose of this Rider. For example, what benefits does this Rider provide to a purchaser?

Response: We have added the following disclosure as the first sentence of the section: “Policies issued with the ART Rider may also be issued with a Varying Increase Rider. The VIR Rider provides for Scheduled Increases in ART Rider coverage without medical underwriting.”
b.	The last sentence in the first paragraph states that “there is no Rider charge on a current or guaranteed basis on these products.” Please clarify what this means. For instance, if there is currently no charge for this Rider, please say so. Please clarify what “these products” mean.
Response: We have revised the sentence as follows: “There is no charge for this Rider on a current or guaranteed basis,” and have deleted “these products.”
c.	The statements in the second paragraph of this section appear to indicate that the ART Rider must be selected in order to select this Rider. Please clarify in the disclosure whether or not this is the case. If accurate please also clarify that although there is no charge for Rider, a contract owner will incur charges for the ART Rider.
Response: We have added the following bullet to the third paragraph: “You must select the ART Rider.” We have also added the following as the last sentence of the first paragraph: “However, you will incur charges for the ART Rider, which you must select in order to select the VIR Rider.”
d.	The last bullet point in this section states that the rider will terminate on the earlier of the owner’s Written Request or the date the policy or the Rider ceases to be “In Force.” However, the term “In Force” as defined in the glossary appears to refer only to the status of a Policy and not to the status of a Rider. Please review and revise this statement as necessary to make it consistent with the definition of In Force. In addition, please provide a more detailed explanation of the circumstances under which this Rider would terminate if by other than Written Request. (Might refer to policy specifications?)
Response: We have revised the bullet point as follows: Written Request or the date the Policy cease to be “In Force.” We have also added a third bullet to the next-to-last paragraph in the VIR disclosure section as follows: “The date coverage under the ART Rider terminates.”
e.	Downside Protection Rider - pp. 37-39. This entire section should be rewritten for clarity, including but not limited to the following:
(i) The first sentence in this section states that the Rider “allows how locations to these certain allowable investment options.” Please clarify what is meant by “these certain allowable investment options.” Does the rider restrict investment to only certain of the allowable options?
Response: We have revised the first sentence of the disclosure for clarity as follows: “The DPR Rider allows allocation to the Allowable Investment Options while providing...at Rider Maturity...” We have also deleted the word “certain” wherever it appears in relation to the Allowable Investment Options, which are defined at the beginning of Optional Riders and Benefits under Investment Allocation Requirements - the Allowable Investment Options.
(ii) Benefits - 1st paragraph - Please add the word “allowable” before the term variable investment options since only allowable options are permitted under this Rider.

Response: We have added “allowable” and capitalized the initial letter as described in e(i) above.
(iii) Benefits - 2nd paragraph - Please provide definitions for the terms Rider Maturity and Grace Period. Alternatively, you may add the terms to the Glossary. Please note for clarity that AlternateAccumulated Value is defined below.
Response: We have defined Rider Maturity as follows: the date the Rider matures, as shown in your Policy specifications. We have also added the definition for Rider Grace Period, as follows: - “If you have not met the Minimum Premium Requirement, we will send you a Rider Grace Period notice stating the amount of additional premium that you must pay to keep the Rider in force and the date, not less than sixty-one days after our mailing of the notice, by which we must receive the additional premium. If we do not receive the additional premium by that date, the Rider will terminate and will provide no further benefits. In addition, we have revised the last sentence of paragraph 1 in Benefits of DPR, as follows: “This Rider provides...or the Alternate Accumulated Value, as defined below.”
(iv) Benefits - 3rd paragraph - Please clarify whether the additional death protection is only available if the Policy Owner has selected Death Benefit Option B.
Response: We have revised the disclosure in the paragraph numbered 3 for clarity as follows: “If the Insured dies prior to Age 65 while the Rider is in effect, we will use the greater of the Policy’s Accumulated Value or the Alternate Accumulated Value to calculate the Death Benefit payable. This benefit impacts only policies issued with Death Benefit Option B and policies subject to the Minimum Death Benefit.”
f.	Please revise this section to more clearly explain how Alternate Accumulated Value is calculated. Please explain, if accurate, that additional premium load is an amount subtracted from each premium payment for purposes of calculating the Alternate Accumulated Value, but is not an additional charge to the Rider. Consider renaming the term so that “load” is not used in the term.
Response: We respectfully decline to rename the term, since “load” is the term used in the contract.
g.	Please note in this section, if accurate, that the maximum additional premium load is 20% of the “premium payment” in excess of the premium allowance. Footnote 10 in the Fee Table states this.
Response: We have deleted Footnote 10 in its entirety.
h.	Please revise the third full paragraph on p. 38, beginning “Each policy year...” To explain more clearly how the rider premium allowance is calculated. In particular the descriptions of “average premiums” and “cumulative premiums,” both of which are used to calculate the premium allowance, are confusing. For clarity, please consider including an example of how premium allowance is calculated.
Response: We have added a definition for Cumulative Premium as follows: “Cumulative Premium is equal to the total of all Premiums received during the Averaging Period, minus the amount of any withdrawals taken during the Averaging Period, plus the Policy Debt at the beginning of the Averaging Period and minus the Policy Debt at the end of the Averaging Period.”
In addition, we have revised the paragraph as follows: “At the beginning of each Policy Year for the four Policy Years before Rider Maturity, the Premium Allowance is set to equal the Average Premium. The Premium Allowance is then reduced by any Premium received and increased by any withdrawals taken during the Policy Year. The Average Premium is calculated at the end of the Averaging Period shown in your Policy Specifications and is equal to the Cumulative Premium divided by the number of years in the Averaging Period.”

We have revised and renamed the example. It is now entitled the “Example of Average Premium Calculation and Additional Premium Load.”
i.	After the example on p. 38: “in the event of a loan or withdrawal...” That paragraph appears to conflict with the last bullet point on page 37. The paragraph on page 38 states that Pacific Life reserves the right to reduce the Alternate Accumulated Value in the event of a Policy loan or withdrawal, in contrast to the last bullet on page 37 which states that any withdrawals will be subtracted from the Alternate Accumulated Value. Please advise or revise.
Response: We have revised the fourth paragraph after the example on p. 38 as follows: “In the event of a loan or withdrawal, we currently reduce the Alternate Accumulated Value by subtracting the amount of the withdrawal from the Alternate Accumulated Value. However, we reserve the right to change that method in the future so that the Alternate Accumulated Value less Policy Debt will be reduced proportionally to the reduction in the Policy’s Accumulated Value less Policy Debt. If we change our method in the future, we will notify you in writing.
j.	Also on p. 38, please bold the paragraph beginning “Before the Rider Maturity Date the Alternative Accumulated Value has no effect...”
Response: We have bolded the paragraph as requested.
k.	Please include an explanation of the purpose of these investment restrictions and their possible consequences including the possibility that such restrictions may limit a contract owner’s investment returns.
Response: We have added the following disclosure: “We have implemented the investment restrictions to help protect our ability to provide the guarantees under the Riders. The allocation restrictions to the Allowable Investment Options may limit your investment returns.”
l.	In the 3rd paragraph on p.39
(i) Please clarify if accurate that the monthly Rider charge is the only charge for this Rider and that the rider charges do not include the Additional Premium Load.
Response: We have added the following disclosure as the last sentence in the third paragraph on p. 39: “The monthly Rider Charge is the only charge for this Rider. Rider charges do not include the Additional Premium Load.”
(ii) The first sentence states that the Rider charge is deducted “as long as the Rider is In Force.” The term in the glossary appears to refer to the status of the Policy rather than the Rider. Please review and revise this statement as necessary to make it consistent with the definition of In Force.
Response: We have revised the first sentence as follows: “We deduct a monthly Rider Charge from the Accumulated Value as long as the Policy is In Force and the Rider has not been terminated.”
m.	For readability, please consider indenting or breaking the examples in this section into a box as demonstrated on p. 53 under “Persistency Credit.”

Response: We have reformatted the examples as requested.
12.	Persistency Credit - p. 53
a.	In the 5th paragraph, please state the conditions under which you will or will not increase the annual persistency credit after the 11th Policy anniversary.
Response: We respectfully decline to revise the disclosure as requested. There are no specific conditions under which the Company will or will not increase the Persistency Credit. Any increase is at the Company’s discretion and is not guaranteed. This is clearly disclosed on p. 53.
b.	Please resolve the language in that paragraph stating the credit will remain level with the statement in the eighth paragraph that the persistency credit is not guaranteed and that the program can be discontinued any time.
Response: We have deleted the second sentence of the paragraph to resolve the language inconsistency.
c.	Please revise the sixth paragraph for clarity. Correct the typographical error “is be added” and also replace the word “average” with “weighted average.”
Response: We have corrected the typographical error and replaced the word as requested.
d.	Please disclose where an investor can find more information on the additional persistency credit. Please note if more information is available in the policy specifications.
Response: We have added the following disclosure as the last sentence in the paragraph immediately preceding the example: “For more information on the persistency credit, you may ask your insurance to provide an In-Force Illustration.”
13.	Please provide “Tandy” representations and any response letter as EDGAR correspondence.
Response: Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-7286. Thank you.
Sincerely,
/s/ Charlene Grant
Charlene Grant